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                                                                    EXHIBIT 14.1

                       VITAL SIGNS, INC. (THE 'COMPANY')
              DIRECTOR, OFFICER AND SENIOR EMPLOYEE CODE OF ETHICS

I. PURPOSE

    This Code of Ethics has been prepared to help you understand and abide by our policies and procedures. We expect that you will comply with this Code of Ethics; be generally aware of laws and regulations that apply to your job or area of responsibility; and recognize sensitive issues that require more detailed analysis by senior executives and/or counsel.

    Overall, the purpose of our Code of Ethics is to deter wrongdoing and promote:

    1. honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

    2. full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

    3. compliance with applicable governmental laws, rules and regulations;

    4. prompt internal reporting of code violations to an appropriate person or persons identified in this Code of Ethics; and

    5. accountability for adherence to the Code of Ethics.

II. POLICY

    The Company is committed to the highest ethical standards and to compliance with all applicable laws and regulations. In this Code of Ethics, we describe the responsibilities of the Company and its employees with respect to those standards, laws, and regulations. This Code of Ethics applies to all Directors, Officers and other employees of the Company, including employees of subsidiaries, branches, and divisions, having a title of president, vice president, general manager, controller, assistant controller or those holding similar positions but who may have different titles. All other employees will be subject to a somewhat more limited code of ethics.

    We realize that no policy statement can address with precision every situation you may encounter and that you may have questions regarding the application of this Code of Ethics to a particular situation. If you have any questions concerning your activities on behalf of the Company in implementing or abiding by this Code of Ethics, it is important that you seek guidance from the Vice President -- Human Resources or the General Counsel.

A. ADMINISTRATION

    It is expected that you will follow this Code of Ethics and will make sound judgments as to ethical business conduct. Where there is any doubt as to the proper course of action, you should discuss the matter with your supervisor, the Vice President -- Human Resources, the General Counsel, or report the matter to the Hot Line.

B. CONFIDENTIAL INFORMATION AND YOUR JOB

    1. During your employment with the Company, you may have access to confidential information concerning the Company or a third party. It is your responsibility to safeguard confidential information and not disclose this information to anyone, inside or outside of the Company, who has not been authorized to receive it. Confidential information means any information which is not publicly disclosed and which could be useful or helpful to the Company or competitors of the Company or investors. Common examples include information relating to: proposed acquisitions, important financial data, audits and other evaluative reports, major new contracts, research projects, the status of a product in the government approval process, manufacturing

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       methods, pricing information, or information from a third party which is the subject of a confidentiality agreement.

    2. Confidential information is to be used solely for Company purposes and not for the benefit of you, your family, friends, or other parties. Should you terminate your employment with the Company, regardless of the reason for termination, your legal obligations with respect to confidential information remain the same as above.

C. IMPLEMENTATION OF THIS CODE OF ETHICS

    This Code of Ethics is distributed to all applicable employees and to all applicable new hires at the time of their employment. All officers of the Company must sign an acknowledge that they have read, understood, and agree to comply with this Code of Ethics. Those officers must sign an acknowledgment at the time of hiring and whenever this Code of Ethics is reissued. If not previously signed, an acknowledgment must be signed at the time an applicable employee becomes an officer.

    Violation of this Code of Ethics may result in disciplinary action against the offending employee, including possible dismissal.

D. DUTY TO REPORT VIOLATIONS

    You are responsible for reporting in good faith to the Company any circumstances that you believe may constitute a violation of this Code of Ethics as well as any other Company policies. You should direct suspected policy violations to your immediate supervisor, to the Vice President -- Human Resources, or, alternatively, to the Hot Line. The Company will investigate matters so reported and will consider taking corrective actions. There will be no retribution against you for good faith reporting of suspected policy violations; however, you will not be protected from possible disciplinary action if you report in bad faith or have otherwise engaged in misconduct.

    The Board of Directors or a committee of the Board will investigate all asserted violations of this Code of Ethics relating to conduct by a director, officer or member of the Company's financial staff. Waivers of this Code of Ethics with respect to conduct by a director, officer or member of the Company's financial staff also must be approved by the Board of Directors and must be promptly disclosed by the Company.

    The Chief Executive Officer or the Chief Executive Officer's designee will investigate all asserted violations of this Code of Ethics relating to conduct by any applicable employee who is not a director, officer or member of the Company's financial staff. Waivers of this Code of Ethics with respect to conduct by any applicable employee who is not a director, officer or member of the Company's financial staff also must be approved by the Chief Executive Officer or the Chief Executive Officer's designee.

E. HOT LINE

    If you are uncomfortable discussing wrongdoing with your supervisors, the Chief Executive Officer, Vice President -- Human Resources, or the General Counsel, the Hot Line provides an opportunity to report wrongdoing to senior management. The Hot Line phone operates on a 24-hour-a-day basis.

    You may access the Hot Line and report a wrongdoing by:

       Calling the toll-free telephone number: (888) 883-1499; or Faxing the toll-free fax number: (888) 208-2636

    If you are unable to obtain access to the toll-free Hot Line, or would prefer to report the matter in writing, you may write to the Hot Line Office at the address listed below:

       TeleSentry LLC
       36 Oak Street
       Westport, CT 06880
       U.S.A.

    All calls and letters to the Hot Line Office will be treated in confidence, to the extent possible consistent with legal requirements. You need not disclose your identity and may not be retaliated

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against for using the Hot Line to report what you believe in good faith to be improper conduct, unethical behavior, or violations of law or Company policy. However, use of the Hot Line will not protect you from possible disciplinary action if you use this mechanism in bad faith or have otherwise engaged in misconduct.

F. ETHICAL BUSINESS PRACTICES

    The Company requires that you adhere to lawful and ethical business practices at all times. Examples of certain prohibited activities are set forth below. These examples are intended to highlight some prohibited practices, but they do not address every kind of prohibited practice.

    1. Bribery. Use of company funds or property for illegal, unethical or otherwise improper purposes, (as well as use of personal funds or property for any improper purposes on behalf of the Company), including bribes, kickbacks, and payoffs, is prohibited.

        a. Bribery is the giving of money or anything else of value in an attempt to influence unlawfully the action of a public official. No employee should pay, offer or authorize any bribe, or make any other unlawful payment on behalf of the Company. This prohibition extends to payments to consultants, agents, or other third parties when you have reason to believe that some part of the payment or 'fee' will be used for a bribe or to otherwise improperly influence government action.

        b. Payment of money (other than for purchase of a product or service) or the giving of a gift of more than nominal value to suppliers or customers or their agents, employees, or fiduciaries may be considered a kickback and may be a violation of law. No employee should pay, offer, or authorize an unlawful payment or gift on behalf of the Company to anyone, suppliers, customers or their agents, employees or fiduciaries.

    2. Political Contributions and Activities. In the U.S., federal and many state laws prohibit corporations from making direct political contributions to candidates. No employee may make any political contribution of any kind, on the federal, state, or local level, in the name of the Company, or use Company funds or materials for this purpose. You should not make political contributions based on a promise to be reimbursed by the Company.

    The Company's Chief Executive Officer or designee may authorize on behalf of the Company in writing, any corporate political contributions not prohibited by state, county, and local laws in the U.S. and outside the country. When such written permission has been given, the contributions shall be by check payable to the order of the political candidate or party involved, or by such other permitted means as will readily enable the Company to verify, at any time, the amount and origin of the contribution.

    These prohibitions relate only to use of corporate funds, property, and assets and are not intended to discourage you from making personal political contributions (including those to a Political Action Committee) or engaging in personal political activities on your own time.

    3. Gifts and Entertainment. You and members of your family must neither solicit nor accept honoraria, loans, fees, services, or monetary gifts of any kind from suppliers, customers, or others dealing with the Company. You may accept unsolicited non-monetary gifts or entertainment which conform to customary business practices and are not of significant value. Should you accept such gifts or entertainment, you must not give the person or entity offering such gifts or entertainment any preferential treatment, and must avoid even the appearance of preferential treatment. You may provide gifts, promotional items, and entertainment at Company expense in the normal course of business as long as they:

           Are reasonable and consistent with applicable laws and with accepted ethical standards and business practices.

           Are authorized, properly recorded, and of sufficiently limited value so they could not be construed as a bribe, payoff or kickback.

           Would not embarrass the Company should public disclosure be made.

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G. CONFLICTS OF INTEREST AND OUTSIDE ASSOCIATIONS AND ACTIVITIES

    It is expected that your entire working abilities will be available to the Company. No employee may participate in outside business activities of a managerial or directorial nature, except (1) with the prior written approval of your immediate supervisor and one additional higher supervisory level or (2) as otherwise approved by the Board of Directors. Subject to the limitations imposed by this Code of Ethics, each employee is free to engage in outside activities that do not interfere with the performance of his/her job or otherwise conflict with the Company's interests. If activities are of a controversial or sensitive nature, employees are expected to seek guidance from their immediate supervisor before engaging in such activities.

    You have a duty to avoid business, financial, or other relationships that might conflict with the Company's interests or impair or influence your ability to discharge your duties. There are potential conflicts of interest inherent in certain situations such as when:

    1. You or a member of your family has a direct or indirect financial interest in, or obligation to, an actual or potential competitor, supplier, or customer of the Company or any business with which the Company has or is contemplating a relationship. (This does not include small stock ownership in publicly traded companies).

    2. You conduct business on behalf of the Company with a supplier or customer in which a relative of yours is a representative, officer or director.

    3. You acquire real property, leaseholds, patents, or other property or rights in which the Company has, or you have reason to believe that the Company is likely to have, an interest.

    4. You use a Company position or title, or any Company equipment, supplies, or facilities, in connection with outside activities, or do anything that might imply sponsorship or support by the Company of an activity, unless such use has been approved in writing by your immediate supervisor and the next higher supervisory level.

    Any actual or potential conflict of interest between you and the Company is prohibited, unless specifically approved in writing by the Chief Executive Officer and approved or ratified by the Board. In determining the presence or absence of a conflict of interest, management will consider the following:

    1. The amount of the financial interest you (and/or your family members) have in the third party.

    2. Your position with the Company and the influence that you may have in business dealings with the third party.

    3. All other relevant factors.

H. CONFIDENTIAL INFORMATION AND TRADING STOCK IN A PUBLIC COMPANY

    It is illegal and against Company policy for you to buy or sell Company stock, when in possession of 'inside information'.

    As a general matter, inside information is any material, nonpublic information concerning a company or its business. Information may be considered 'material' if (1) it would likely be considered important to an investor in deciding whether to purchase or sell the Company's securities, or (2) would reasonably be expected to have an impact on the price of the Company's stock if the information were publicly released. For example, inside information might include information relating to proposed acquisitions, important financial data, major new contracts, research projects, the status of a product in the governmental approval process, or significant management changes.

    Even after information is publicly released, it should still be considered nonpublic until a sufficient amount of time has passed for the information to become generally available to, and absorbed by, the investing public. While the amount of time that must pass for information to be considered public may vary depending on the circumstances, generally information may be considered to be public 48 hours following its release to the investing public.

    Persons, such as relatives or friends, who receive inside information from an employee, are subject to the same prohibitions against trading on the basis of receiving inside information to the extent that such persons know or have reason to know that they have received inside information. To avoid even

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the appearance of impropriety and a violation of the Company's confidentiality policy discussed above, employees should not discuss inside information learned in the course of their employment with individuals outside of the Company, including relatives and friends. In particular, unless specifically authorized by the Chief Executive Officer, employees may not speak on behalf of the Company to investment analysts.

I. DEALING WITH COMPETITORS, SUPPLIERS AND CUSTOMERS

    1. Employees are prohibited from entering into any agreements or understandings which violate antitrust or unfair competition laws. The following is a representative list of the types of arrangements with competitors which have been clearly identified as violations of antitrust and competition laws:

        a. Agreements to fix or affect prices, or other terms or conditions of sale.

        b. Agreements to allocate customers, markets or territories.

        c. Agreements to fix production levels or quotas.

        d. Agreements to boycott third parties.

        e. Agreements with a customer concerning the price or price levels at which the customer can resell Company products.

    2. A formal agreement is not necessary for there to be an antitrust or unfair competition law violation. For example, discussions among competitors followed by similar actions by competitors may be found to violate the law. You must be extremely careful not to discuss any prohibited subject with competitors generally, and you should be mindful of antitrust and unfair competition laws in the context of all individual discussions or relationships with industry counterparts. Particular attention should be paid to your activities at trade association meetings which, by definition, are groups consisting of competitors. No employee shall attend any trade association or similar meeting unless it has been called for a valid business purpose. Should you perceive that any improper discussion is taking place at a trade association meeting or at any other time, you should immediately demand that the discussion cease and, if it does not, leave (or hang up the telephone) immediately and report the incident as soon as possible to the General Counsel. Violations of antitrust laws can result in heavy civil fines and criminal penalties at both the corporate and individual levels.

J. DOING BUSINESS INTERNATIONALLY

    U.S. companies and their international affiliates are subject to certain laws relating to conduct taking place both inside and outside the U.S. These laws are based upon U.S. national security and foreign policy concerns, and are strictly enforced by the United States Government. Two important examples of these laws are described below.

    1. Foreign Corrupt Practices. The U.S. Foreign Corrupt Practices Act makes it illegal for companies and individuals subject to U.S. laws to make corrupt payments to foreign government officials and employees; and officials or employees of public international organizations (such as the United Nations or the World Health Organization.) A corrupt payment is a payment made for the purpose of improperly influencing an act or decision or of securing or obtaining any improper advantage or influence. Similar rules govern payments to political candidates and parties and party officials. This prohibition extends to payments to consultants, agents, or other third parties when there is reason to believe that any part of the payment will be used to make an improper payment. Any questions on whether a practice is permissible should be directed to the General Counsel.

    2. Boycotts. The anti-boycott laws are intended to prevent U.S. companies and their non-U.S. affiliates from supporting boycotts against countries friendly to the U.S. Participation in, or cooperation with, such international boycotts may subject the Company and its employees to severe civil and criminal sanctions.

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    It is imperative that no employee participate in, cooperate with, or provide any information with respect to any international boycott. It is also important to remember that simply refusing to comply with a boycott request is not sufficient to comply with the law since, in many cases, the mere receipt of a request (oral or written) to provide boycott information must be reported to U.S. government authorities. Any questions concerning a potential boycott situation should be directed to the General Counsel.

K. COOPERATING WITH GOVERNMENT AUTHORITIES

    1. It is the policy of the Company to cooperate with governmental investigations or inquiries. Accordingly, if you reasonably believe that a government investigation or inquiry is in progress, you should communicate that information immediately to the General Counsel.

    You should never:

        a. Destroy or alter any Company documents in anticipation of a request for those documents from any government agency or judicial authority.

        b. Make any false or misleading statements to any governmental investigator during an investigation.

        c. Attempt to cause any other Company employee or any other person to fail to provide information to a government investigator, or to provide false or misleading information.

    2. While government inspections are normally conducted during business hours at Company facilities, investigators may attempt to contact Company employees at their homes during the evening or at other times outside of normal business hours. In the event you are approached after hours by government employees or investigators, you may, but generally are not required to, speak with them. You also may request that discussions be conducted on Company premises during regular business hours, and may ask that a Company attorney be present during any discussions. Unless instructed not to do so by an investigator, you should immediately report any contacts by government investigators regarding Company matters to the General Counsel. Questions concerning a government investigation or inquiry should be directed to the Chief Executive Officer.

L. PROTECTING THE ENVIRONMENT AND EMPLOYEE HEALTH AND SAFETY

    It is the Company's policy to protect the environment and safeguard the health and safety of employees. The Company conducts its operations so to avoid or minimize any possible adverse impact on the environment or employees and expects all employees to obey those laws that are designed to protect the environment and the health and safety of employees.

    All employees are expected to notify their supervisor, the Vice President of Quality, the Vice President -- Human Resources or the Vice
President -- Logistics if they observe conduct which violates, or is likely to violate, environmental, health, or safety requirements.

M. PRIVACY

    1. The Company is committed to protect the integrity and privacy of personal data and other private information related to individuals coming into the possession of it or its' employees.

    2. All employees are expected to comply with applicable privacy laws and regulations. In addition, each subsidiary is responsible for developing procedures governing the proper collection, storage and use of personal data.

N. E-MAIL/INTERNET POLICY

    All Company supplied computer systems, including computer hardware and software programs, and Company related proprietary, confidential, or privileged information, are the property of the Company and not the employee. These systems, including the Internet and Email, should be used for Company business only and should not be used to transmit unsecured Company-related proprietary,

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confidential, or privileged information outside the Company, without proper business purpose and appropriate security measures. If you have any questions concerning the sensitivity, confidential classification, and/or protection of Company information, you should first speak to your supervisor before transmitting information outside the Company. The Company has the right to monitor any employee's Email and Internet usage.

O. SEXUAL HARASSMENT.

    The Company is committed to maintaining a professional work environment and strongly disapproves of all forms of sexual harassment. Employees who believe they have been subjected to sexual harassment or who have witnessed sexual harassment should report such incidents to their supervisors or the Vice President -- Human Resources. If an employee is uncomfortable reporting their incident to those individuals, he or she should contact any other officer of the Company or use the Hotline.

P. COMPANY DISCLOSURE OBLIGATIONS.

    As a public company, the Company is required to make disclosures about its activities and operations in quarterly reports filed shortly after the end of its first three fiscal quarters and shortly after the end of its fiscal year. It is the policy of the Company to make full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in other public communications made by the Company. While the disclosure rules are complex, essentially the Company is obligated to disclose anything that a reasonable investor would want to consider in deciding whether to purchase or sell the Company's stock. If an employee is aware of an act or omission which such employee believes satisfies this standard and does not believe that such act or omission has been disclosed by the Company, the employee should describe that information to his/her immediate supervisor or to the Corporate Controller. All supervisors should report any such information to the Corporate Controller, Chief Financial Officer or Chief Financial Officer.

Q. COMPANY RECORD-KEEPING AND ACCOUNTING

    All books and records of the Company, including travel, entertainment and other expense reports, must accurately reflect all receipts and expenditures. There shall be:

    1. No secret account or undisclosed or unrecorded funds or asset of the Company.

    2. No false or artificial entries.

    3. No transaction made and no payment approved with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

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    EFFECT OF THIS CODE OF ETHICS. NOTHING PROVIDED FOR IN THIS CODE IS INTENDED
TO CREATE AN EXPRESS OR IMPLIED CONTRACT OF EMPLOYMENT FOR ANY INDIVIDUAL.

    Individuals who are employees may terminate their employment whenever they wish and for whatever reason, just as the Company may terminate an individual's employment at any time and for any reason.

    Several of the matters covered in this Code of Ethics are covered in greater detail in published policy statements by the Company. Nothing herein is intended to limit the more specific terms of those policies.







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